UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 21, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 21 October 2009	By:	/S/ JANE MCALOON
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	21 October 2009
Number	20/09

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 30 SEPTEMBER 2009

This report covers the Group’s exploration and development activities for the quarter ended 30 September 2009. This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority’s Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 30 September 2009. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

During the quarter, we sanctioned the Mt Arthur Coal mine expansion (energy coal), known as the MAC20 Project, in the Hunter Valley, Australia.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress
Petroleum Projects
Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion scope has been completed with sea trials and commissioning activities continuing. Installation of subsea facilities continue. All tophole sections drilled. 5 producers and 1 injector well completed.
Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Platform fabrication continues.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. West Tuna platform retrofit work continuing.
Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. Platform fabrication continues.
North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Jacket fabrication continuing ahead of schedule.
Minerals Projects
Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule and budget. Engineering is 85% complete and construction has commenced. Procurement and contracting activities are well advanced.

Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa of additional iron ore system capacity	On schedule and budget. Engineering is complete, construction is essentially complete, and commissioning activities are well advanced. First ore is expected to be produced in Q4 CY09.
Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	On schedule and budget. Engineering is over 80% complete, procurement and contracting activities are well advanced, and construction has reached 18% complete.
Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal. Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Commissioning of the crushing stream and coal processing plant Module 1 is complete. Project is 98% complete.
Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Construction activities are progressing well with civil works complete. The erection and installation of the coal processing plant continues. Project is 74% complete.
Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	30 million tpa export coal loading facility	On schedule and budget. Stacker reclaimer commissioning has commenced with the remaining construction activities progressing well. Project is 75% complete.
MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	Approval announced, see News Release dated 24 July 2009. On schedule and budget. Fixed plant construction underway. Project is 20% complete.

Minerals Exploration

BHP Billiton continues to identify and prioritise various exploration activities. All of the exploration activities are reviewed regularly to ensure that we are capturing value accretive opportunities for future development.

Grassroots exploration continued on copper targets in Chile, Argentina and Zambia; nickel targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the quarter ended 30 September 2009, BHP Billiton spent US$104 million on minerals exploration, of which US$95 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2009.

Well	Location	BHP Billiton Equity	Status
Mad Dog South-1	Green Canyon Gulf of Mexico GC 826	23.9 % BHP Billiton (BHP Billiton operator for this well – BP operator for all other activities)	Hydrocarbons encountered. See News Release dated 17 July 2009.

Petroleum exploration expenditure for the quarter ended 30 September 2009 was US$29 million, of which US$26 million was expensed.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia